                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT

                             ---------------------

                       Pursuant to Section 15(D) of the
                        Securities Exchange Act of 1934

                             ---------------------


                  For the fiscal year ended December 31, 1999

                         Commission file number 1-9076

                             ---------------------

                            Full Title of the Plan:

                    FORTUNE BRANDS RETIREMENT SAVINGS PLAN

                             ---------------------

        Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             FORTUNE BRANDS, INC.

                               300 Tower Parkway
                         Lincolnshire, Illinois 60069

    ======================================================================

                    FORTUNE BRANDS RETIREMENT SAVINGS PLAN

       INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE AND EXHIBIT

                   FILED AS REQUIRED BY ITEM 4 OF FORM 11-K

                           ________________________

                                                                         Page(s)
                                                                         -------

Report of Independent Accountants                                             2

Financial Statements:

    Statement of Net Assets Available for
        Benefits as of December 31, 1999 and 1998                             3

    Statement of Changes in Net Assets
        Available for Benefits for the years ended
        December 31, 1999 and 1998                                            4

    Notes to Financial Statements                                          5-14

Supplemental Schedule:
    Item 27(e) - Schedule of Nonexempt Transactions
        for the year ended December 31, 1999                                 15

Exhibit 23 - Consent of Independent Accountants                              17


Note: Supplemental schedules required by the Employee Retirement Income Security Act that have not been included herein will be filed by the Fortune Brands, Inc. Savings Plans Master Trust.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Corporate Employee Benefits Committee of
  Fortune Brands, Inc.

In our opinion the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Fortune Brands Retirement Savings Plan (the "Plan"), as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Corporate Employee Benefits Committee of Fortune Brands, Inc.; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1999 was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule, Schedule of Nonexempt Transactions, for the year ended December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 1999, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP


Chicago, Illinois
June 28, 2000

                    Fortune Brands Retirement Savings Plan
                Statement of Net Assets Available for Benefits
                       as of December 31, 1999 and 1998
                                (In Thousands)

                                                                       1999                1998
                                                                    -------------     --------------
Assets:
  Beneficial interest in Fortune Brands, Inc.
    Savings Plans Master Trust net assets                           $     646,963     $      545,112

Receivables:
  Company contributions                                                     6,647              7,285
  Participant contributions                                                   757                896
  Interest and dividends                                                        -              1,004
                                                                    -------------      -------------

         Total assets                                                     654,367            554,297

Liabilities:
  Accrued expenses and accounts payable                                         -              1,646
                                                                    -------------      -------------

         Total liabilities                                                      -              1,646
                                                                    -------------      -------------

Net assets available for benefits                                   $     654,367      $     552,651
                                                                    =============      =============

   The accompanying notes are an integral part of the financial statements.

                    Fortune Brands Retirement Savings Plan
           Statement of Changes in Net Assets Available for Benefits
                for the years ended December 31, 1999 and 1998
                                (In Thousands)

                                                     1999             1998
                                                  ---------        ---------
   Additions:


      Allocated share of Master Trust
        investment activities                     $  99,995        $  91,650

      Company contributions                          15,076           15,273
      Participant contributions                      26,595           24,658
                                                  ---------        ---------

            Total additions                         141,666          131,581
                                                  ---------        ---------

   Deductions:
      Benefits paid to participants                  39,950           29,559
                                                  ---------        ---------

            Total deductions                         39,950           29,559
                                                  ---------        ---------


   Increase in net assets                           101,716          102,022
                                                  ---------        ---------

   Net assets available for benefits
    beginning of year                               552,651          450,629
                                                  ---------        ---------

   Net assets available for benefits
            end of year                           $ 654,367        $ 552,651
                                                  =========        =========

   The accompanying notes are an integral part of the financial statements.

                    Fortune Brands Retirement Savings Plan
                         Notes To Financial Statements

1.   Description of Plan:

     General:

     The Fortune Brands Retirement Savings Plan (the "Plan") is designed to encourage and facilitate systematic savings and investment by eligible employees. Fortune Brands, Inc. ("Fortune") and each of its operating company subsidiaries participating in the Plan are referred to collectively as the "Companies" and individually as a "Company". Operating company subsidiaries include MasterBrand Industries, Inc. ("MasterBrand"), ACCO World Corporation ("ACCO"), Acushnet Company ("Acushnet"), and Jim Beam Brands Worldwide ("Beam"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The following provides a brief description of the Plan. For a complete description of the Plan, participants should refer to the specific provisions in the Plan document or to the Prospectus/Summary Plan Description, each of which is available from the Plan Administrator at 300 Tower Parkway, Lincolnshire, Illinois 60069.

     The financial statements present the net assets available for benefits as of December 31, 1999 and 1998 and the changes in net assets available for benefits for the years then ended of the Plan, respectively. The assets of the Plan are included in a pool of investments known as the Fortune Brands, Inc. Savings Plans Master Trust ("Master Trust"), along with the assets of the Fortune Brands Hourly Employee Retirement Savings Plan. The Master Trust investments are administered by The Fidelity Management Trust Company (the "Trustee"). Prior to October, 1999, the Master Trust investments were administered by The Northern Trust Company (the "Prior Trustee").

     Effective as of October 1, 1999, the Plan was renamed the Fortune Brands Retirement Savings Plan.

     Contributions:

     The Plan is a defined contribution plan. Contributions are held by the Trustee and accumulated in separate participant accounts. Participants may generally make tax deferred contributions under Section 401(k) of the Internal Revenue Code (the "Code") of up to 21% (17% prior to September 1,
     1998) of eligible compensation subject to lower limits for employees of Fortune and certain participating Companies. Participants' annual tax deferred contributions are limited by the Code to $10,000 in 1999 and 1998. Participants of MasterBrand and its participating operating subsidiaries ("MasterBrand Participating Employers") may also make after-tax contributions, but the sum of tax deferred contributions and after-tax contributions may not exceed 21% (17% prior to September 1, 1998) of eligible compensation. (See Note 4 "Plan Amendments") Each MasterBrand Participating Employer other than the Schrock Cabinet division provides a matching contribution equal to 50% of the participant's tax deferred contributions and after-tax contributions, not to exceed 6% of eligible

                    Fortune Brands Retirement Savings Plan
                   Notes To Financial Statements (Continued)

1.   Description of Plan (Continued):

     Contributions (Continued):

     compensation. The Schrock Cabinet division provides a matching contribution of 50% of the participant's tax deferred and after-tax contributions up to 5% of eligible compensation and an additional 50% of the participant's tax deferred and after-tax contributions up to 3% of eligible compensation. ACCO and its participating operating subsidiaries ("ACCO Participating Employers") provide a matching contribution equal to 30% of the participant's tax deferred contributions, not to exceed 6% of eligible compensation. Acushnet and its participating operating subsidiaries ("Acushnet Participating Employers") provide a matching contribution of 50% of the participant's tax deferred contributions up to 5% of eligible compensation and an additional 50% of the participant's tax deferred contributions up to 2% of eligible compensation. Beam and its participating operating subsidiaries ("Beam Participating Employers") do not provide matching contributions.

     Profit-sharing contributions are made by certain participating operating subsidiaries and allocated to their participants in proportion to eligible compensation. Acushnet Participating Employers and MasterBrand Participating Employers do not provide an annual profit-sharing contribution. Fortune contributes, on an annual basis, 1/6 of 1% of its Adjusted Income from Continuing Operations (as defined in the Plan). The ACCO Participating Employers and Beam Participating Employers make a determination each year as to the amount of their profit-sharing contribution. Profit-sharing contributions are subject to certain Plan and statutory limitations.

     Participants may direct investment of their tax deferred contributions, after-tax contributions, matching contributions, profit-sharing contributions, if any, and their Plan account balances in the investment funds, excluding the Gallaher ADR Fund, described above.

                    Fortune Brands Retirement Savings Plan
                   Notes To Financial Statements (Continued)

1.    Description of Plan (Continued):

      Vesting:

      Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Companies' matching contributions plus earnings thereon occurs after one year of service. Vesting in the Companies' annual profit-sharing contribution plus actual earnings thereon is based on the earliest of the following occurrences: (1) retirement; (2) death; (3) disability; (4) attainment of age 65; or (5) years of service (as summarized in the schedule below):

        Number of Full                    JBB
        Years of Service      Fortune  Worldwide  ACCO  Acushnet*  MasterBrand *
        ----------            -------  ---------  ----  --------   -----------
       Less than 1                0%       0%       0%
       1 but less than 2         20        0       20
       2 but less than 3         40        0       40
       3 but less than 4         60       20       60
       4 but less than 5         80       40       80
       5 but less than 6        100       60      100
       6 but less than 7        100       80      100
       7 or more                100       100     100

      * Acushnet and MasterBrand Participating Employers do not provide an annual profit-sharing contribution.

      Forfeitures:

      Company contributions forfeited by nonvested terminated participants are retained by the Plan and used to reduce subsequent Company contributions. If a terminated participant returns to the Plan within a specified period of time (generally 5 years), the participant's previously forfeited amount will be reinstated to their account.

      Loans:

      A participant may apply for a loan of at least $1,000 from the vested portion of the participant's account balances in an amount which does not exceed one-half of the participant's vested balance, provided that the loan also may not exceed $50,000 reduced by any other loan outstanding under the Plan within the previous twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant's principal residence. No more than one home residence loan and one loan for any other purpose may be outstanding at any one time.

      A new loan may not be applied for until 30 days after any prior loan is repaid in full. Each loan bears a rate of interest equal to the prime rate on the last day of the previous quarter at the time the loan is made, as defined in the Wall Street Journal. Each loan must be collateralized by a portion of the participant's account balances and evidenced by a written obligation payable to the Trustee which is invested in the Loan Fund. Repayment is made by payroll

                    Fortune Brands Retirement Savings Plan
                   Notes To Financial Statements (Continued)

     deduction so that the loan is repaid over the term of the loan in substantially level installments not less frequently than quarterly.

     Distributions and Withdrawals:

     Benefits are payable from a participant's account under the Plan provisions, upon a participant's death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by participants who have incurred a "hardship" as defined in the Plan or after attainment of age 59 1/2.

     Distributions and withdrawals to which a participant is entitled are those, subject to certain eligibility and forfeiture provisions, that can be provided by the aggregate of employer and employee contributions and the income thereon (including net realized and unrealized investment gains and losses) allocated to such participant's account.

     Other:

     Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and Fortune has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

     For changes effective during 1999 and 2000, see "Plan Amendments" (Note 4).

2.   Summary of Significant Accounting Policies:

     Presentation:

     Certain 1998 reclassifications have been made to conform with the current year presentation.

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     Investment Valuation and Income:

     The Master Trust's investments in securities (bonds, debentures, notes and stocks) traded on a national securities exchange are valued at the last reported sale price on the last business day of the year; securities traded in the over-the-counter market are valued at the last reported bid price; and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Participations in collective trust funds are stated at the Master Trust's beneficial interest in the aggregate fair value of assets held by the fund, as reported by the fund's manager.

     Purchases and sales of securities are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost.

                    Fortune Brands Retirement Savings Plan
                   Notes To Financial Statements (Continued)

2.   Summary of Significant Accounting Policies (Continued):

     Investment Valuation and Income(Continued):

     Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

     The ratio of the Plan's assets to the fair value of all assets held in each fund in the Master Trust is used to allocate interest income, dividend income, realized gains (losses) and unrealized appreciation (depreciation) in market value of investments on a monthly basis.

     In 1999 and 1998, certain expenses incurred by the Plan were netted against earnings prior to allocation to participant accounts. These include investment manager, trust, and recordkeeper expenses.

     Benefits are recorded when paid.

3.   Reconciliation of Financial Statements to Form 5500:

     The following is a reconciliation of net assets available for benefits as stated in the financial statements to Form 5500 at December 31, 1999 and 1998:

                                                                              1999           1998
                                                                            --------       --------
                                                                                 (In Thousands)
     Net assets available for benefits as stated in the financial
       statements                                                           $654,367       $552,651
       Less distributions payable to terminated employees
         and amounts payable applicable to Plan participants
         who have retired or terminated employment but
         elected to have their assets remain in the Plan                     136,994        104,979
                                                                            --------       --------
     Net assets available for benefits as stated in Form 5500               $517,373       $447,672
                                                                            ========       ========

                    Fortune Brands Retirement Savings Plan
                   Notes To Financial Statements (Continued)


3.   Reconciliation of Financial Statements to Form 5500 (Continued):

     The following is a reconciliation of benefits paid to participants as stated in the statement of changes in net assets available for benefits to the Form 5500 at December 31, 1999 and 1998:

                                                                                        1999            1998
                                                                                      --------       --------
                                                                                           (In Thousands)
     Benefits paid to participants as stated in the financial statements              $ 39,950       $ 29,559

     Add:  Amounts payable to terminated employees and amounts applicable to Plan participants who have retired or terminated
                  employment but elected to have their assets remain in the
                  Plan as of current year-end                                          136,994        104,979
     Less:  Amounts payable to terminated employees and amounts applicable to Plan participants who have retired or terminated
                  employment but elected to have their assets remain in the
                  Plan as of prior year-end                                            104,979         73,052
                                                                                      --------       --------
     Benefits paid to participants as stated in Form 5500                             $ 71,965       $ 61,486
                                                                                      ========       ========

4.   Plan Amendments:

     The Plan was amended effective as of January 1, 2000 to permit participation by employees of Apollo Presentation Products Group and to provide for the merger into the Plan of the Apollo Space Systems 401(k) Profit Sharing Plan;

     The Plan was amended effective as of October 1, 1999 to:

       .  provide for daily valuation of participants' accounts;

       . Provide that an employee will automatically have 401(k) contributions deducted from the employee's pay unless the employee elects otherwise;

       . eliminate the one year of service waiting period before an employee may participate in the 401 (k) feature of the Plan;

       . authorize changes in contribution or investment elections by participants on a daily basis; and

       . permit retirees to change the amount of periodic installment payments once every twelve months.

     The Plan was amended effective as of September 1, 1999 to exclude certain employees participating in foreign pension plans.

     The Plan was amended effective as of June 1, 1999 to permit partial repayment of loans by terminated participants.

                    Fortune Brands Retirement Savings Plan
                   Notes To Financial Statements (Continued)

4.    Plan Amendments (Continued):

      The Plan was amended effective as of January 1, 1999 to:

        . permit participation by employees of Creative Specialties, Inc, and to provide for the merger into the Plan of the CSI Donner 401(k) Retirement Plan;

        . include amounts received under the Performance Recognition Program as Plan earnings; and

        . provide for full 1999 profit-sharing allocation for employees terminated due to the relocation of the ACCO Punch Cell operation in Wheeling, Illinois or the May Tag & Label Corporation facility in Hillsdale, Illinois.

     The Plan was amended effective as of December 31, 1998 to exclude participation by employees of the ACCO Presentation Products Group.

     The Plan was amended effective September 29, 1998 to:

        . provide that the Corporate Employee Benefits Committee of Fortune, rather than the Board of Directors of Fortune, shall have the authority to amend the Plan solely with respect to matters affecting Participating Employers other than Fortune and to approve Plan mergers; and

        . provide for immediate distribution to alternate payees under qualified domestic relations orders.

     The Plan was amended effective as of September 1, 1998 to increase the maximum 401(k) contribution rate from 17% of compensation to 21% of compensation.

     The Plan was amended effective as of August 23, 1998 to permit participation by certain employees of Peak Wines International, Inc.

     The Plan was amended effective as of June 12, 1998 to permit participation by certain employees of the Schrock Cabinet division of MasterBrand Industries, Inc.

     The Plan was amended as of January 1, 1998 to:

        . include Day-Timers, Inc., Fortune Brands Home & Office, Inc. and May Tag & Label Corp. as ACCO Participating Employers;

        . provide that employees of May Tag & Label Corp. who participated in the May Tag & Label Corp. 401(k) Savings Plan shall participate in this Plan on January 1, 1998 and be credited with eligibility and vesting service for their period of employment with May Tag & Label Corp. before it became affiliated with the Fortune Brands' group of companies;

        . provide that a Day-Timers' employee hired between December 1, 1996 and December 1, 1997 shall receive a full year 1998 profit-sharing allocation rather than merely for the period in 1998 during which the employee was a participant;

                    Fortune Brands Retirement Savings Plan
                   Notes To Financial Statements (Continued)

4.    Plan Amendments (Continued):

        . provide for a 1997 profit-sharing contribution of 3% of compensation for participants employed by Sax Arts and Crafts, Inc.;

        . provide that a participant who terminated employment and is re-employed shall be eligible for participation immediately upon reemployment;

        . change the top-heavy minimum contribution formula to provide for a greater top-heavy minimum contribution in the event that a participant also participates in a top-heavy defined benefit plan; and

        . provide that the profit-sharing contribution for Beam Participating Employers will be determined from year to year on a discretionary basis.

     The Plan was amended to comply with the Small Business Job Protection Act, the Uniformed Services Employment and Reemployment Rights Act, the Uruguay Round Agreements Act, the Taxpayer Relief Act of 1997 and the IRS Restructuring and Reform Act, including:

        . increasing the voluntary cash-out amount from $3,500 to $5,000 (effective as of January 1, 1999);

        . 401(k) and flexible benefit plan amounts in compensation for purposes of determining maximum contribution limits (effective as of January 1, 1998); and

        . eliminating the limitation aggregating defined benefits plan and defined contribution amounts (effective as of January 1, 2000).

5.   Assets Held In Master Trust:

     The investments of the Master Trust are maintained under a trust agreement with the Trustee. Prior to October 1999, the investments of the Master Trust were maintained under a trust agreement with the Prior Trustee. The Plan had a total beneficial interest of 96.43% and 96.84% in the Master Trust's net assets at December 31, 1999 and 1998, respectively.

                    Fortune Brands Retirement Savings Plan
                   Notes To Financial Statements (Continued)

5.   Assets Held In Master Trust (Continued):

     Master Trust assets at December 31, 1999 and 1998 are as follows:

                                                                   1999             1998
                                                               -----------       ----------
                                                                      (In Thousands)
      Common stock - corporate:
         Employer stock                                        $   24,594        $   22,159
         Non-employer stock                                       218,076           199,728
      U.S. Government securities                                    8,061            56,037
      Corporate debt instruments                                   21,880            19,921
      Insurance company general account                                 -             3,890
      Registered investment companies                             346,306           217,478
      Collateralized promissory notes from participants            15,544            15,025
      Interest bearing cash                                        36,451            28,681
                                                               ----------        ----------

         Total                                                 $  670,912        $  562,919
                                                               ==========        ==========

Investments that represent 5% or more of the Master Trust's net assets are separately identified in the Master Trust filing.

Net appreciation (depreciation) on Master Trust investments for the years ended December 31, 1999 and 1998 were as follows:

                                                                   1999         1998
                                                               -----------   -----------
                                                                     (In Thousands)
      Common stock - corporate                                 $  32,551       $  48,272
      U. S. Government securities                                 (1,521)          1,234
      Corporate debt instruments                                  (2,281)            195
      Registered investment companies                             66,899          33,970
                                                               -----------   -----------
         Total                                                 $  95,678       $  83,671
                                                               ===========   ===========

     Interest income, in thousands, for the years ended December 31, 1999 and 1998 was $4,524 and $6,699, respectively. Dividend income for the years ended December 31, 1999 and 1998 was $2,647 and $4,349, respectively.

6.   Risks and Uncertainties:

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants' account balances and the amounts reported in the

                    Fortune Brands Retirement Savings Plan
                   Notes To Financial Statements (Continued)

6.   Risks and Uncertainties (Continued):

     statement of net assets available for benefits and the statement of changes in net assets available for benefits.


7.   Use of Estimates:

     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

8.   Credit Risks:

     The Master Trust invests primarily in equity and fixed income funds. The fund managers invest in a large number of corporations, industries and other instruments in an attempt to limit exposure to significant losses.

     The funds maintain a diverse portfolio of common stock across various industry groups and a broad range of debt securities in terms of maturity and industry groups in order to maintain diversity in Master Trust investments.

     The Plan, however, is subject to risk of loss up to its proportionate share of such assets in the Master Trust.

9.   Tax Status:

     The Internal Revenue Service (IRS) issued a determination letter dated January 8, 1998 to the Company stating that the Plan meets the requirements of Section 401(a) of the Code and that the Trust is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Generally, distributions and withdrawals under the Plan are taxable to Participants or their beneficiaries in accordance with Section 402 of the Code.

10.  Nonexempt Transaction

     During the current plan year, the Company withheld contributions for certain participants in the Plan but, due to administrative problems relating to the transition to a new recordkeeper, did not remit those contributions to the Plan within fifteen days following the month of the withholding. In accordance with Department of Labor regulations, the delay on the remittance of these contributions resulted in a prohibited loan to the Company. The Company is correcting this prohibited transaction and will file Form 5330 with the Internal Revenue Service.

Fortune Brands Retirement Savings Plan
Item 27(e) - Schedule of Nonexempt Transactions for the year ended December 31, 1999

                                                                                               (2)
                                                                                           Current Value
  Identity of Party                               Description of            (1)              of Asset
       Involved         Relationship to Plan        Transaction        Cost of Asset        (Estimated)
--------------------   ----------------------   ------------------   -----------------   ----------------
Fortune Brands, Inc.     Sponsor / Employer     Improper loan from       $918,819            $948,142
                                                Plan to Employer
                                                for failure to remit
                                                certain employees'
                                                withheld contributions
                                                to the Plan timely.

(1) The cost of asset represents the back contributions remitted to the Plan on or prior to January 21, 2000 for periods between October 1, 1999 through December 31, 1999 for certain employees of the Fortune Brands Retirement Savings Plan.

(2) The current value of asset represents the back contributions and Fortune's estimate of the interest that such contributions could have earned for the period from the date such contributions were due through December 31, 1999 if they had been timely remitted to the Plan.

                                    SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Employee Benefits Committee of Fortune Brands, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                Fortune Brands Retirement Savings Plan



                                            /s/ Anne C. Linsdau
                                By ........................................

                                         Anne C. Linsdau, Chairman
                                   Corporate Employee Benefits Committee of
                                             Fortune Brands, Inc.



Date: June 28, 2000

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